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SECURI 03054453 .MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



RECD S.E.C.
MAR 2 8 2003
516

3 Neptune Road - Suite A27
(No. and Street)

Poughkeepsie (City) NY (State) 12601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santosh Shetty (845) 462-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Kohanski & Co., LLP
(Name – *if individual, state last, first, middle name*)

4123 Birney Avenue (Address) Moosic, (City) PA (State) 18507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-19

OATH OR AFFIRMATION

I, Santosh Shetty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG Markets, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

March 27, 2003

MARK W. JORAY
Notary Public, State of New York
Dutchess County No. 01JO5075118
My Comm. Expires March 24, 2007

Mark W Joray
Notary Public

SShetty
Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH. D.C.
181
SECTION

FG MARKETS, INC.
<u>(A DEVELOPMENT STAGE COMPANY)</u>

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002
AND THE PERIOD FROM INCEPTION
(MARCH 2, 1999)
TO DECEMBER 31, 2002

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

JonesKohanski
Consultants Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balance sheet of FG Markets, Inc. (a development stage company) as of December 31, 2002, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the year then ended, and for the period from inception (March 2, 1999) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2002, and the results of it's operations, changes in stockholder's equity, and cash flows for the year then ended, and for the period from inception (March 2, 1999) to December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Kohanski & Co., LLP

March 14, 2003
Moosic, PA

JONES KOHANSKI & CO., LLP
Beltway Commons . 132 Airport Road . Hazleton PA 18202 . phone: 570.454.1541 . fax: 570.454.6979
4123 Birney Avenue . Moosic PA 18507 . phone: 570.941.2248 . fax: 570.941.2236

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash	$ 190,400
Advances to affiliate	2,374
Deferred income taxes	72,095
Deposits	26,539
Total Current Assets	291,408
FURNITURE AND EQUIPMENT	3,667
	$ 295,075

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 320
STOCKHOLDER'S DEFICIT:	
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000
Deficit accumulated during the development stage	(265,245)
Total Stockholder's Equity	294,755
	$ 295,075

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

	2002	March 2, 1999 (Inception) to December 31, 2002
REVENUES:		
Commisions	$ 33,220	$ 33,220
Interest income	3,123	8,652
Other income	96	296
Total Revenues	36,439	42,168
COST OF REVENUES:		
Commissions expense	16,610	16,610
Clearing charges	7,664	7,664
Total Cost of Revenues	24,274	24,274
Gross Profit	12,165	17,894
OPERATING EXPENSES:		
Salaries and wages	40,000	56,664
Payroll taxes	3,465	5,170
Professional fees	47,523	68,769
Rent	14,955	64,059
Office expense	6,412	20,996
Telephone	4,724	15,816
Vehicle expense	3,662	14,279
Travel	2,199	21,246
Registration and membership	2,002	15,959
Depreciation	1,268	2,521
Taxes	943	2,262
Insurance	934	4,212
Dues and subscriptions	704	8,171
Utilities	385	8,425
Repairs and maintenance	119	365
Donation expense	15	40
Organization expenses	-	44,092
Miscellaneous expense	-	1,060
Professional development	-	250
Total Operating Expenses	129,310	354,356

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT (CONT'D)
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD
FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

LOSS FROM OPERATIONS	(117,145)	(336,462)
OTHER EXPENSE:		
Interest	691	878
LOSS BEFORE PROVISION FOR INCOME TAXES	(117,836)	(337,340)
PROVISION FOR INCOME TAXES (BENEFIT):		
Deferred	(19,670)	(72,095)
NET LOSS	(98,166)	(265,245)
ACCUMULATED DEFICIT:		
BEGINNING	(167,079)	-
ENDING	$ (265,245)	$ (265,245)

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - MARCH 2, 1999	$ -	$ -	$ -	$ -
Net Loss	-	-	(38,305)	(38,305)
Issuance of Common Stock	300	-	-	300
BALANCE-DECEMBER 31, 1999	300	-	(38,305)	(38,005)
Net Loss	-	-	(34,153)	(34,153)
Issuance of Common Stock	209,700	-	-	209,700
BALANCE-DECEMBER 31, 2000	210,000	-	(72,458)	137,542
Net Loss	-	-	(94,621)	(94,621)
Issuance of Common Stock	350,000	-	-	350,000
BALANCE - DECEMBER 31, 2001	560,000	-	(167,079)	392,921
Net Loss	-	-	(98,166)	(98,166)
BALANCE - DECEMBER 31, 2002	$ 560,000	$ -	$ (265,245)	$ 294,755

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

	2002	March 2, 1999 (Inception) to December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (98,166)	$ (265,245)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,268	2,521
Deferred income taxes	(19,670)	(72,095)
Change in assets and liabilities:		
Employee loans	536	-
Deposits	-	(26,539)
Accounts payable	320	320
Net Cash Used By Operating Activities	(115,712)	(361,038)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(6,188)
Advances to affiliate	(2,374)	(2,374)
Net Cash Used by Investing Activities	(2,374)	(8,562)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of long-term debt borrowings	-	47,900
Repayments of long-term debt borrowings	-	(47,900)
Proceeds from sale of common stock	-	560,000
Net Cash Provided by Financing Activities	-	560,000
NET INCREASE (DECREASE) IN CASH	(118,086)	190,400
CASH - BEGINNING	308,486	-
CASH - ENDING	$ 190,400	$ 190,400
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 691	$ 878

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM MARCH 2, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2002

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc., (formerly FG (USA), Inc.) is currently a Development Stage Company registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company will operate its business from leased facilities located in Poughkeepsie, NY.

Basis of Accounting

The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Furniture and fixtures	$	4,020
Office equipment		2,168
		6,188
Less: Accumulated depreciation		2,521
	$	3,667

NOTE 3: PROVISION FOR INCOME TAXES

Components of income tax provision (benefit) are as follows:

Currently payable	$	-
Deferred		72,095
	$	72,095

NOTE 4: DEPOSITS

Deposits consisted of the following at December 31, 2002:

Deposit with PERSHING	$	25,000
Deposit on leased facility		1,539
	$	26,539

NOTE 5: LEASING ARRANGEMENTS

FG Markets, Inc. leases both its office facility and corporate apartment under operating leases, in which payments are $515 and $590 per month, respectively. Both leases are for the term of one year with the option to renew.

NOTE 6: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(iii)), which requires the maintenance of minimum net capital of $100,000. At December 31, 2002, the Company had net capital of $216,619.

NOTE 7: RELATED PARTY TRANSACTION

During fiscal year 2002, FG Markets, Inc. paid several expenses on behalf of First Global (UK), Ltd. First Global (UK), Ltd. is 95% owned by First Global Stockbroking (P), Ltd., who is also the 100% owner of FG Markets, Inc. The balance still owed to the Company for these advances at December 31, 2002 was $2,374.

NOTE 8: UNINSURED CASH BALANCE

FG Markets, Inc. maintains cash balances at a local financial institution located in Poughkeepsie, New York. One of the accounts maintained at the institution is classified as a money fund and as such, is not insured by the Federal Deposit Insurance Corporation (FDIC). The uninsured cash balance at December 31, 2002 totaled $164,821.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SCHEDULE I

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total Stockholder's equity from the balance sheet		$ 294,755
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		294,755
Add:		
Other (deductions) or allowable credits - deferred income tax asset		(72,095)
Total capital and other (deductions)/allowable credits		222,660
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	3,667	
Advances to affiliate	2,374	
		(6,041)
Net capital before haircuts on securities positions		216,619
Haircuts on securities		-
Net Capital		$ 216,619
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(iii)		100,000
Excess Net Capital		$ 116,619

See auditors' report.

SCHEDULE II

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE III

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

** **This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.**

See auditors' report.

SCHEDULE IV

FG MARKETS, INC.
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2002	$	214,627
Audit adjustments (net)		1,992
Net Capital Per Schedule I	$	216,619

See auditors' report.